[redacted]

08027260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51826 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landaas & Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 East Wisconsin Avenue Suite 2000
(No. and Street)

| Milwaukee | WI | 53202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow Krause & Company
(Name – *if individual, state last, first, middle name*)

| 115 South 84th Street Suite 400 | Milwaukee | WI | 53214 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 2 5 2008
Office of Compliance Inspection and Examinations

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Brian D. Kilb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landaas & Company, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

NOTARY PUBLIC JEAN C. BALEY STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LANDAAS & COMPANY

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Landaas & Company
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Landaas & Company as of December 31, 2007 and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landaas & Company as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 11, 2008

# LANDAAS & COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

## *ASSETS*

| | 2007 |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 1,240,158 |
| Deposit with clearing broker/dealer | 25,000 |
| Marketable securities | 14,847 |
| Accounts receivable | 11,873 |
| Commissions receivable | 16,073 |
| Prepaid expenses and other assets | 178,121 |
| Furniture and equipment, net | 87,197 |
| **TOTAL ASSETS** | $ 1,573,269 |

## *LIABILITIES AND STOCKHOLDER'S EQUITY*

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable | $ 37,160 |
| Accrued salaries and benefits | 832,501 |
| Accrued taxes | 1,491 |
| Total Liabilities | 871,152 |
| **STOCKHOLDER'S EQUITY** | |
| Capital stock, $1 par value. 56,000 shares authorized, 1,000 shares issued and outstanding | 1,000 |
| Retained earnings | 701,117 |
| Total Stockholder's Equity | 702,117 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 1,573,269 |

See accompanying notes to financial statements.

# LANDAAS & COMPANY

## STATEMENT OF INCOME AND RETAINED EARNINGS
Year Ended December 31, 2007

| | |
|---|---|
| **REVENUES** | |
| Commissions | $ 8,692,649 |
| Advisory fees | 399,708 |
| Interest income | 33,881 |
| Other income | 912,960 |
| Total Revenue | 10,039,198 |
| **EXPENSES** | |
| Employee compensation and benefits | 7,350,343 |
| Occupancy and rentals | 350,103 |
| Professional fees | 552,545 |
| Advertising and promotion | 54,313 |
| Office supplies and expenses | 150,072 |
| Depreciation | 51,564 |
| Other operating expenses | 19,530 |
| Total Expenses | 8,528,470 |
| Income before income taxes | 1,510,728 |
| Income tax benefit | 3,160 |
| **NET INCOME** | 1,513,888 |
| RETAINED EARNINGS - Beginning of Year | 759,229 |
| Dividends | (1,572,000) |
| **RETAINED EARNINGS - END OF YEAR** | $ 701,117 |

See accompanying notes to financial statements.

# LANDAAS & COMPANY

STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

| | 2007 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 1,513,888 |
| Adjustments to reconcile retained earnings to net cash flows from operating activities | |
| Depreciation | 51,564 |
| Changes in assets and liabilities | |
| Accounts receivable | 2,759 |
| Commissions receivable | 6,264 |
| Prepaid expenses and other current assets | (80,453) |
| Accounts payable | (3,912) |
| Accrued salaries and benefits | 326,910 |
| Marketable securities | (5,610) |
| Accrued taxes | (87) |
| Net Cash Flows from Operating Activities | 1,811,323 |
| **CASH FLOWS USED IN INVESTING ACTIVITIES** | |
| Purchases of furniture and equipment | (51,874) |
| **CASH FLOWS USED IN FINANCING ACTIVITIES** | |
| Dividends | (1,572,000) |
| **Net Change in Cash and Cash Equivalents** | 187,449 |
| CASH AND CASH EQUIVALENTS - Beginning of Year | 1,052,709 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 1,240,158 |
| Supplemental cash flows disclosures | |
| Income tax payments receipts | $ (3,160) |
| Interest payments | 4,112 |

See accompanying notes to financial statements.

# LANDAAS & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

## NOTE 1 - Summary of Significant Accounting Policies

*Nature of Operations*

Landaas & Company (the "Company") was incorporated under the laws of the State of Wisconsin on July 20, 1989, for the purpose of investment management. During December 1999, the Company became a licensed broker/dealer in securities.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as customarily kept by a clearing broker/dealer.

*Revenue Recognition*

Commissions and related clearing expenses are recorded on a settlement-date basis, which approximates the trade-date basis. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains cash balances at an FDIC insured commercial bank. These balances may at times exceed the federally insured limit of $100,000.

*Securities Owned*

Marketable securities are reported at fair value as determined by market quotes. Securities whose market values are not readily determinable, if any, are reported at cost, which management of the Company has determined to approximate fair value.

## NOTE 1 - Summary of Significant Accounting Policies (cont'd.)

*Property and Equipment*

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated by straight-line and accelerated methods over the estimated useful life of the asset, which ranges from three to ten years.

*Reclassification*

For comparability, certain amounts have been reclassified to conform with classifications adopted in 2007. The reclassifications have no effect on reported amounts of retained earnings.

*Income Taxes*

The Company, with the consent of its stockholder, elected S Corporation status on January 1, 2006, to be taxed under sections of the federal and state income tax laws, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his prorata share of the Company's items of income, deductions, losses and credits. Therefore, the financial statements at December 31, 2007 and for the year then ended do not include any provision for current corporation income taxes or deferred or current income tax receivable or payable accounts.

No provision has been made for any amounts, which may be advanced or paid as distributions to the stockholder to assist in paying personal income taxes on the income of the Company.

## NOTE 2 - Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the "Plan") covering substantially all employees. The Company's contributions to the Plan were $53,898 in 2007.

## NOTE 3 - Deposit with Clearing Broker/Dealer

The Company is dependent on its clearing broker/dealer, Pershing LLC ("Pershing"), a wholly owned subsidiary of the Bank of New York, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC.

Pershing requires that the Company maintain a minimum deposit of $25,000. This amount was held by Pershing at December 31, 2007.

## NOTE 4 - Marketable Securities

The Company owns 300 shares of stock in the NASDAQ Stock Market, Inc. having a fair value of $14,847 at December 31, 2007.

# LANDAAS & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

## NOTE 5 - Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2007:

| | |
|---|---|
| Furniture and fixtures | $ 354,664 |
| Office equipment | 547,851 |
| Total | 902,515 |
| Less: Accumulated depreciation | (815,318) |
| Net | $ 87,197 |

Depreciation expense amounted to $51,564 in 2007.

## NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2007, the Company had net capital of $397,178 which was $347,178 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.19 to 1 at December 31, 2007.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2007.

## NOTE 7 - Off-Balance-Sheet Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The Company incurred no losses in 2007 due to the inability of customers to fulfill contractual commitments.

## NOTE 8 - Lease Commitments

The Company leases its office space from an unrelated party under an operating lease that expires on April 30, 2012. The base rental was $12,210 per month at December 31, 2007, plus additional charges for taxes, electricity, repairs, and maintenance. The Company also leases office equipment from an unrelated entity under operating leases. Future minimum lease payments as of December 31, 2007 are as follows:

| | |
|---|---|
| Years ending December 31: | |
| 2008 | $ 166,757 |
| 2009 | 165,104 |
| 2010 | 159,280 |
| 2011 | 160,047 |
| 2012 | 53,690 |
| | $ 704,878 |

The total rental expense for office space, including real estate taxes and maintenance costs incurred, was $248,229 for 2007.

# SUPPLEMENTAL INFORMATION

VirchowKrause & company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Landaas & Company
Milwaukee, Wisconsin

We have audited the accompanying financial statements of Landaas & Company as of and for the year ended December 31, 2007, and have issued our report thereon dated January 11, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 11, 2008

# LANDAAS & COMPANY

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2007

| | |
|---|---|
| **AGGREGATE INDEBTEDNESS** | |
| Accounts payable | $ 37,160 |
| Accrued salaries and benefits | 832,501 |
| Accrued taxes | 1,491 |
| Total Aggregate Indebtedness | $ 871,152 |
| Minimum required net capital (based on aggregate indebtedness) | $ 58,077 |
| **NET CAPITAL** | |
| Stockholder's equity | $ 702,117 |
| Deductions: | |
| Cash | 13,877 |
| Furniture and equipment, net | 87,197 |
| Prepaid expenses and other assets | 178,121 |
| Account receivable | 23,517 |
| | 302,712 |
| Tentative net capital | 399,405 |
| NASDAQ Stock Market, Inc. at fair value | 14,847 |
| Less haircut at 15% | 2,227 |
| Net capital | 397,178 |
| Net capital requirement (Minimum) | 50,000 |
| Capital in excess of minimum requirement | $ 347,178 |
| Ratio of aggregate indebtedness to net capital | 2.19 to 1 |

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3**

Landaas & Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

Landaas & Company. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

REPORT ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Landaas & Company
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Landaas & Company (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financials that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP.

Milwaukee, Wisconsin
January 11, 2008

END